# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pioneer Floating Rate Fund, Inc., CIK 0001305767
CUSIP: 72369J102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 60 STATE STREET, 5TH FLOOR, BOSTON, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001596468

## Reporting persons
- Almitas Capital LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 699,986; shared voting power 0; sole dispositive power 699,986; shared dispositive power 0; aggregate amount beneficially owned 699,986 (5.7% of the class)

## Item 1. Issuer
Name of issuer: Pioneer Floating Rate Fund, Inc.
Address of issuer's principal executive offices: 60 STATE STREET, 5TH FLOOR, BOSTON, MASSACHUSETTS, 02109

## Item 2. Person Filing
Name of person filing: Almitas Capital LLC
Address of principal business office or, if none, residence: 1460 4th Street, Suite 300 Santa Monica, CA 90401
Citizenship: See Item 4 of the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: See Item 9 of the cover page.
Percent of class: See Item 11 of the cover page.
Sole power to vote or to direct the vote: See Item 5 of the cover page.
Shared power to vote or to direct the vote: See Item 6 of the cover page.
Sole power to dispose or to direct the disposition: See Item 7 of the cover page.
Shared power to dispose or to direct the disposition: See Item 8 of the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Advisor is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Almitas Capital LLC: Ronald Mass, Managing Principal (11/14/2025)